Exhibit 12.1

	For the three-month period			For the nine-month period
	ended September 30,			ended September 30,
(all dollar amounts in thousands)	2005		2004	2005		2004

Earnings:
Pre-tax income (loss) before adjustment for minority interest in consolidated subsidiaries or income, loss from equity investees, extraordinary gain or loss, or gains on sale of properties	$(15,525)		$2,533	$(33,207)		$14,134
Amortization of interest capitalized	600		500	1,800		1,500
Interest capitalized	(3,315)		(1,908)	(7,138)		(4,882)
Distributed income of equity investees	1,017		998	3,075		4,522
Fixed charges	42,174		26,235	113,156		69,920

Total earnings	$24,951		$28,358	$77,686		$85,194

Fixed Charges:
Interest expense	$35,443		$21,455	$96,343		$56,264
Capitalized interest	3,315		1,908	7,138		4,882
Debt costs amortization	1,603		1,059	4,237		3,094
Distributions to Series B preferred unitholders	1,813		1,813	5,438		5,680

Total Fixed Charges	$42,174		$26,235	$113,156		$69,920

Distributions to Series A, Series C and Series D preferred shareholders	$6,232		$3,695	$16,159		$11,086

Combined Fixed Charges and Preferred Share Distributions	$48,406		$29,930	$129,315		$81,006

Ratio of Earnings to Fixed Charges		(a)	1.1		(a)	1.2

Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions		(b)	1.0		(b)	1.1

(a)	For the three months ended September 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $17.2 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $35.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2005 is primarily due to the Company recording of amortization expense of approximately $18.4 million and $39.5 million, respectively, related to in-place leases acquired in connection with our merger with Cornerstone Realty Income Trust, Inc. in April 2005.

(b)	For the three months ended September 30, 2005, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $23.5 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the nine months ended September 30, 2005, the aggregate amount of fixed charges exceeded our earnings by approximately $51.6 million, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. The deficiency of the ratio of earnings to fixed charges for the three and nine months ended September 30, 2005 is primarily due to the Company recording of amortization expense of approximately $18.4 million and $39.5 million, respectively, related to in-place leases acquired in connection with our merger with Cornerstone Realty Income Trust, Inc. in April 2005.
The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.
 37